
om
RESEARCH


SEC MAIL
RECEIVED
PROCESSING
DEC 1 1 2006
WASH, D.C.
213
SECTION

OMI Research Pty Ltd
ABN 41 092 084 805
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

23 November, 2006

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America


06019229

SUPPL

Dear Sir/Madam

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1.	23.11.2006	Chairman's Address to Shareholders
2.	23.11.2006	Results of AGM
3.	23.11.2006	Director Appointment

Should you require any further information, please do not hesitate to contact me.

Yours faithfully,

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

Tina Shey
Administration

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 10 pages.



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/11/2006

TIME: 09:58:38

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's Address to Shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Occupational & Medical
Innovations Limited
A.B.N. 11 091 192 871


omi
LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

Chairman's Address.

Annual General Meeting – 23 November 2006

I stated in the Chairman's review in the 2006 Annual Report that the past year had been one of highs, lows and frustration, but that shareholders might just say lows given the fall in the share price. The $10.956 million write-down in the value of the intangible assets (patents) has been fully explained in both the Annual Report and in market announcements to the ASX. This write-down led to a full year loss of $14,267 million being recorded by the Company. The loss pre the Intangibles write-down was $3.310 million compared with $4.321 million for the prior year.

I urge shareholders to carefully read the Chairman's Review in the Annual Report. In this review I have attempted to explain to shareholders the factors that are impacting the potential sale or our retractable safety syringe in the United States market in particular. I did this as it became apparent to me from shareholder correspondence and telephone calls that many shareholders were unaware (among other things) that retractable safety syringes had been on sale in the USA since 1999, or that the significant price differential between a standard syringe and the retractable syringe was a major marketing obstacle or that, at present, the only real volume market in the world for safety syringes is the USA. These are significant facts that are freely available and should have been taken into account by any investor purchasing OMI shares – I am not sure that this was the case from the conversations that I have had with many shareholders.

Whilst preparing this address, I looked back at the statements that I made to the Annual General Meeting last year. In particular I noted my comment that the past record of OMI for accurate forward looking statements was not good and this is why this Board had adopted a conservative approach. When I made this statement I thought that we were being extremely conservative in our market reports however, in hindsight some of my predictions have not


omi
LIMITED

eventuated. Last year I was also optimistic about the future - we had overcome the problem of manufacturing the needle holder for our syringe and we had received significant quantities of 1ml and 3ml syringes from simulated production runs.

Today I am still optimistic about the future. We continue to work with two potential distributors for the USA. In the past three (3) months we have responded to 20 or 30 request for technical and other data and we are in the process of having a series of syringe claims verified by independent testing authorities. In addition we have made, or are in the process of making, small adjustments to the syringe to meet one distributor's specific requirements. We have agreed with both potential distributors how the product will be sold and transported to the USA and we have settled the pricing with one distributor and all but settled the pricing with the other - In short we are continuing to move ahead with the USA strategy but it is at a pace that is being dictated by the distributors not us.

Whilst the sale of our syringe in the USA remains our main objective, we have continued to work with our Australasian distributors on Hospital trials. These trials were delayed as we made minor modifications to the syringe manufacturing process to accommodate the sale of 1ml insulin syringes. The initial trials have been extremely successful and we look forward to higher sales in 2007. Shareholders must remember that there is no legislation in Australia forcing hospitals and heath professionals to move to safety products. Given the pressure on hospital budgets throughout Australia, it will not be an easy task to convince hospital administrators to spend significantly more on a safety syringe than they presently spend on a standard syringe. We have also recommenced work on the OMI valve and our Chinese manufacturer is presently completing the production tools required to manufacture this product. We plan to introduce the valve to the Australian market in 2007.

Later in this meeting shareholders will be asked to vote on a convertible note issue. The Directors are acutely aware that this note issue has the potential to be highly dilutive under certain circumstances. It must be obvious to all shareholders that the company will fail if additional funding is not secured and secured in a timely manner. Your Directors explored other methods of raising new capital. The Tech and Bio funds were not interested given the poor track record of needle companies in Australia. The Directors ruled out a rights issue due to cost, time and the uncertainty of outcome. The decision to raise new capital was delayed as long as possible as we were attempting to finalise a USA distribution agreement and get FDA approval. Completion of these two initiatives would have, in the director's opinion, lifted the share price allowing the notes to be priced higher. Unfortunately this did not happen in time and the Board had no other viable option but to press ahead with the Note issue as by 30 September 2006 the Company had less than 5 months funding available.

Since announcing the convertible note issue, three prospective investors in the Notes have committed funds to OMI by alternative means. Mr. Kiehne, for personal reasons, elected to give the company an interest free loan of $300,000 which can be repaid, at the option of the company, either in cash or by the issue of 300,000 OMI shares. On 16 November the Company notified the ASX that 1 million shares had been placed at 38.6 cents per share to investors that had wanted to participate in the Note issue. When the directors set the size of the Note issue they allowed for investments from Mr. Kiehne, the other two investors who participated in the recent share placement and for oversubscriptions. Given that Mr. Kiehne and others have subscribed by other means the Board has decided that it will only accept applications for Notes to the value of $1.5 million. Should applications exceed this figure they will be scaled back on a pro-rata basis. This decision was made to alleviate some of the concerns of some shareholders re dilution but at the same time it will still provide sufficient

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871


omi
LIMITED

funding for the Company to complete its USA strategy and meet legal costs associated with legal action against a competitor.

In closing I wish to advise shareholders that I have for some time wanted to resign from the Board of OMI. Whilst I still have enormous confidence in the future of the Company, the role of Chairman, and in my case Executive Chairman for a lengthy period, has required a time involvement that I am no longer able to give. In discussions with my fellow directors I agreed not to leave until we had located and engaged a new Chairman. I am pleased to announce that late yesterday Mr. David Shirley agreed to accept this role. Mr. Shirley has Law and Commence degrees but has moved on from his legal background to become a professional advisor and director. At the completion of the Annual General Meeting the Board will meet and appoint David a non-executive director. David has asked me to stay on as Chairman until 31 December 2006 to facilitate a smooth changeover.

Ian Fraser
Chairman



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/11/2006

TIME: 16:02:06

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of AGM

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871


omi
LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

23 November 2006

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

CONTINUOUS DISCLOSURE

APPOINTMENT OF DIRECTOR

In accordance with the proposal outlined in the Chairman's address tabled at the Company's Annual General Meeting held today, Mr David Shirley was elected a Director at a meeting of Directors held at the conclusion of the Annual General Meeting.

Ian Fraser
Chairman


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/11/2006

TIME: 16:08:39

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Director Appointment

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871


omi
LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

Annual General Meeting
Thursday 23 November 2006
Polling summary

Chairman called a poll for the following resolutions tabled at the meeting.

Resolution

2 Adopt the Remuneration Report

	Number	%
Votes cast 'FOR' the motion	13,263,912	99.31%
Votes cast 'AGAINST' the motion	92,792	0.69%
TOTAL VOTES CAST	13,356,704	100.00%
Votes "Abstained"	50,225	

The resolution was carried as an ordinary resolution

3 Re-election of Mr Mark Rogers as a Director

Resolution withdrawn at commencement of meeting.

4 Re-election of Mr Terry Skene as a Director

	Number	%
Votes cast 'FOR' the motion	11,909,041	84.75%
Votes cast 'AGAINST' the motion	2,143,406	15.25%
TOTAL VOTES CAST	14,052,447	100.00%
Votes "Abstained"	35,975	

The resolution was carried as an ordinary resolution

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871



omi
LIMITED

5 Issue of Convertible Notes and Options

	Number	%
Votes cast 'FOR' the motion	13,069,107	92.87%
Votes cast 'AGAINST' the motion	1,002,975	7.13%
TOTAL VOTES CAST	14,072,082	100.00%
Votes "Abstained"	28,650	

The resolution was carried as a special resolution

6 Issue of Convertible Notes & Options to a Directors (Ian Fraser)

	Number	%
Votes cast 'FOR' the motion	12,347,561	88.54%
Votes cast 'AGAINST' the motion	1,598,865	11.46%
TOTAL VOTES CAST	13,946,426	100.00%
Votes "Abstained"	54,766	

The resolution was carried as special resolution

7 Issue of Convertible Notes & Options to a Directors (Terry Skene)

	Number	%
Votes cast 'FOR' the motion	10,865,212	78.02%
Votes cast 'AGAINST' the motion	3,060,754	21.98%
TOTAL VOTES CAST	13,925,966	100.00%
Votes "Abstained"	54,766	

The resolution was carried as a special resolution

Don Mackenzie

Company Secretary